Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

September 19, 2011

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Daleco Resources Corporation
File No. 000-12214
Form 10-K for Fiscal Year Ended September 30, 2010
Filed January 13, 2011
Definitive Proxy Statement on Schedule 14A Filed January 28, 2011

Dear Mr. Schwall:

The following items are in response to the comments contained in the letter dated May 24, 2011:

1.
Answer: The Registrant will file an amendment to the Form 10-K for the fiscal year ended September 30, 2010 and samples of the proposed disclosure will be provided the week of September 26, 2011. The Registrant will file an amendment to the Definitive Proxy Statement on Schedule 14A Filed January 28, 2011 and samples of proposed disclosure are included at the answers to Comments 8 and 10.

2.	Answer: The majority of the Debentures issued were immediately converted to Common Stock which was reported in the Company’s filings (Forms 10-Q and 10-K) with the SEC.

3,4,5,7,9,11,12,13,14,15,16,17,18,19.	Answer: See answer to comment 1.

6.	Answer: The requested information will be sent separately during the week of September 26, 2011.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

8.	Answer: Proposed additional disclosure to footnote 1 to the list of executive officers contained in the Proxy Statement:

Mr. Blackstone joined the Company in October 2006 as its Secretary and Controller. Prior to joining Daleco, Mr. Blackstone served as Vice President - Chief Financial Officer of Broad Street Financial Company and Broad Street Energy Company, privately held companies in Columbus, Ohio. From 1986 to 1991, he held various positions including Vice President, Chief Financial Officer and Director of Omni Exploration, Inc., a publicly traded oil and gas company. Mr. Blackstone held various positions including that of Senior Accountant with Deloitte & Touche LLP. In addition to the foregoing, Mr. Blackstone's background includes positions with companies involved in the real estate, insurance, franchise, fast food and coal extraction industries. Mr. Blackstone holds a BBA degree in accounting from Ohio University. He is a Certified Public Accountant (inactive), licensed in the State of Ohio.

10.	Answer: Proposed additional disclosure in respect to Certain Relationships and Related Transactions contained in the Proxy Statement:

Transactions With Related Persons

Amir Obligations

Dov Amir, a director of the Company, has entered into four notes with the Company as follows:

1.	Note dated October 1, 1995, bearing interest at the rate of prime plus three percent (3%) in the principal amount of $91,062. This principal amount was satisfied as of September 30, 2005.
2.
Note dated October 1, 1995, bearing interest at the rate of seven percent (7%) as a result of various subsequent advances to the Company. The outstanding principal balance was $45,485 as of September 30, 2010 and 2009.

3.
Note dated July 20, 1998, in the face amount of $25,000, bearing interest at the rate of two percent (2%) over the prime rate charged by the Huntington National Bank of Columbus, Ohio, through the maturity date, November 21, 1998, and 18% thereafter. The principal amount has been satisfied as of September 30, 2006.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

4.	Note dated June 17, 2002, bearing interest at the rate of seven percent (7%) in the principal amount of $137,000. This principal amount has been satisfied as of September 30, 2005.

As of September 30, 2010, the outstanding principal and accrued but unpaid interest on the obligations listed under numbers 1 through 4 to Mr. Amir amounted to $173,415, which includes $45,485 in principal and $127,930 in accrued interest. As of September 30, 2009, the outstanding principal and accrued but unpaid interest on the obligations listed under numbers 1 through 4 to Mr. Amir amounted to $200,748, which includes $45,485 in principal and $155,263 in accrued interest.

Mr. Amir was also entitled to a cash payment of $25,000 under his Key Man Contract (see Note 11 to the consolidated financial statements included in the Form 10-K for the fiscal year ended September 30, 2010) on June 30, 2002. This bonus has not been paid.

Prior to conversion of his Series A Preferred Stock into common stock, Mr. Amir was entitled to have received dividends in the amount of $91,551 of which $59,338 remains outstanding as of September 30, 2010 and 2009.

As of September 30, 2010, the Company owed Mr. Amir no un-reimbursed business expenses and $245,836 in accrued but unpaid salary. As of September 30, 2009, the Company owed Mr. Amir un-reimbursed business expenses totaling $5,939 and $245,836 in accrued but unpaid salary.

As of September 30, 2010 and 2009, the Company was indebted to Mr. Amir in the aggregate amount of $503,589 and $536,861, respectively.

In October 2006, Mr. Amir and the Company entered into a Separation Agreement providing for Mr. Amir to receive $100,000 annually for three years (“Term”), $50,000 of which will be deemed salary with the remaining $50,000 reducing the debt owed to Mr. Amir (“Amir Debt”). Should the Amir Debt not be satisfied after the expiration of the Term, the Company shall continue the $100,000 annual payment, all of which shall be allocated to the payment of the Amir Debt until the Amir Debt is fully satisfied.  The Company reserves the right to prepay the outstanding Amir Debt in full at any time. Upon satisfaction of the Amir Debt in full, all payments to Amir under the Separation Agreement will cease. The Company has not made certain payments required by the Separation Agreement applicable to the Amir Debt. Also, pursuant to the Separation Agreement, the Company was to satisfy the loan from First Citizens Bank to the Company (see Note 6 to the consolidated financial statements included in the Form 10-K for the fiscal year ended September 30, 2010) or provide sufficient substitute collateral for the bank so that the Amir Assets were released. The Company has not been able to accomplish either of these and the Amir Assets have not been released by the bank.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

Martin Obligations

In connection with the acquisition of CAMI, CAMI owes Robert E. Martin, a director of the Company, the amount of $134,811 (“Martin Debt”).  The Martin Debt was to have been satisfied on or before September 18, 2001, but was not and remains outstanding.  As of September 30, 2010, the Martin Debt amounts to $134,811 in principal and accrued but unpaid interest totals $108,203. The Martin Debt is evidenced by a note providing for an annual rate of interest of 8%.  These amounts are included in the amounts shown for the Company’s obligation to the former officers and directors of Clean Age Minerals, Inc. (see Note 6 to the consolidated financial statements included in the Form 10-K for the fiscal year ended September 30, 2010).  As of September 30, 2010 and 2009, the Company owed Mr. Martin $245,835 in salary and $19,051 in unpaid reimbursable business expenses. As of September 30, 2010 and 2009, the Company was indebted to Mr. Martin in the aggregate amount of $507,900 and $497,115, respectively.

Novinskie Obligations

Under the terms of Mr. Novinskie’s employment agreement (see Note 11 to the consolidated financial statements included in the Form 10-K for the fiscal year ended September 30, 2010), Mr. Novinskie, currently the President and a Director of the Company, was to have received a cash bonus of $25,000 as of September 30, 2002.  This bonus was not paid. As of September 30, 2010, the Company owed Mr. Novinskie $312,292 in salary and $25,000 in bonuses. As of September 30, 2009, the Company owed Mr. Novinskie $287,292 in salary and $25,000 in bonuses (as discussed previously). As of September 30, 2010, the Company owed Mr. Novinskie $6,594 in unpaid reimbursable business expenses.

As of September 30, 2010 and 2009, the Company was indebted to Mr. Novinskie in the aggregate amount of $343,886 and $312,292, respectively. These amounts contain no accrued interest.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

Haessler Obligations

In connection with the acquisition of CAMI, CAMI owes $83,478 to Carl A. Haessler, a director of the Company and $58,938 to the estate of Eric R. Haessler, Carl A. Haessler, executor (“Haessler Debt”).  The Haessler Debt was to have been satisfied on or before September 18, 2001, but was not and remains outstanding.  As of September 30, 2009, the Haessler Debt amounts to $142,416 in principal and accrued but unpaid interest totals $114,307. The Haessler Debt is evidenced by notes providing for an annual rate of interest of 8%.  These amounts are included in the amounts shown for the Company’s obligation to the former officers and directors of CAMI (see Note 6 to the consolidated financial statements included in the Form 10-K for the fiscal year ended September 30, 2010). As of September 30, 2010 and 2009, the Haessler Debt and accrued but unpaid interest totals $256,723 and $245,330, respectively.

Also, the Company owes Series B Preferred Stock dividends (see Note 9 to the consolidated financial statements included in the Form 10-K for the fiscal year ended September 30, 2010) to Carl A. Haessler of $240,723 and $216,723 at September 30, 2010 and 2009, respectively.

Review, Approval Or Ratification Of Transactions With Related Persons

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary J. Novinskie
Gary J. Novinskie
Interim Chief Executive Officer, President and
Chief Financial Officer

cc:	Richard W. Blackstone, Controller
Lee Waddle, Vasquez & Company LLP
C. Warren Trainor, Ehmann, Van Denbergh & Trainor, P.C.